Exhibit 10.1

FORM OF CHANGE-IN-CONTROL AGREEMENT – TIER I –
CEO AND GRANDFATHERED SENIOR VICE PRESIDENTS

Mr./Ms. [Full Name]
International Paper Company
[TITLE]
[ADDRESS]

Dear [First Name]:

International Paper Company (the "Company") considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company and its shareholders. In this connection, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among senior management, may result in the departure or distraction of senior management personnel to the detriment of the Company and its shareholders. Accordingly, the Company's Board of Directors has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's senior management, including yourself, to their assigned duties without distraction in the face of the potentially disturbing circumstances arising from the possibility of a change in control of the Company.

In order to induce you to remain in the employ of the Company, and to continue to exercise your special skills and knowledge at the Company, this letter agreement (this "Agreement") sets forth the benefits which the Company agrees will be provided to you in the event your employment with the Company is terminated subsequent to a Change in Control (as defined in Section 2) under the circumstances described below.

1. TERM

This Agreement shall commence on the date hereof and, unless there is a Change in Control, shall continue until the earliest of (a) your termination of employment as a "full-time employee" of the Company, (b) the date when you attain the age of 65 years or (c) the date when this Agreement is terminated by the Company in accordance with the next sentence. If a Change in Control has not occurred, then the Company shall have the right at any time to terminate this Agreement by giving you six (6) months prior written notice of termination of this Agreement.

If a Change in Control occurs at any time prior to the termination of this Agreement pursuant to the preceding paragraph, then this Agreement shall terminate on the second anniversary of such Change in Control.

2. CHANGE IN CONTROL DEFINED; EQUITY AWARD TREATMENT UPON CHANGE IN CONTROL
(a) For purposes of this Agreement, a "Change in Control" means the occurrence of any of the following:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934, hereinafter the “Exchange Act”) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of the Company’s voting stock representing 30% or more of the voting power of the Company’s outstanding voting stock, provided, however, that an employee of the Company or any of its subsidiaries for whom shares are held under an employee stock ownership, employee retirement, employee savings or similar plan and whose shares are voted in accordance with the instructions of such employee shall not be a member of a “group”(as that term is used in Section 13(d)(3) of the Exchange Act) solely because such employee’s shares are held by a trustee under said plan;

(2) during any period of 2 consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (the "Board") cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election, by the Company's shareholders of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period;

(3) the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding voting stock or voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s voting stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, voting stock representing more than 50% of the voting power of the voting stock of the surviving person immediately after giving effect to such transaction;

(4) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its subsidiaries; or

(5) the shareholders of the Company approve a complete liquidation or dissolution of the Company.

(b) Provided that you remain in the employment of the Company as of the date immediately preceding a Change in Control, unless an award meeting the requirements of Section 2(c) below (the “Replacement Award”) is provided to you in substitution for each outstanding equity award (the “Replaced Award”) of the Company, then upon the occurrence of such Change in Control:

(i) each stock option to purchase shares of the common stock of the Company (or such other securities of the Company that may be substituted for such stock of the Company) granted to you by the Company under any plan, arrangement or agreement before or after the date hereof (but prior to the Change in Control), including the 2009 Incentive Compensation Plan (the “ICP”), and then held by you shall become fully (100%) vested and exercisable;

(ii) any and all forfeiture provisions, transfer restrictions and any other restrictions applicable to each award of time-vested restricted stock or restricted stock units of the Company (or such other securities of the Company that may be substituted for such stock of the Company) granted to you by the Company under any plan, arrangement or agreement before or after the date hereof (but prior to the Change in Control), including the ICP, and then held by you shall immediately lapse in their entirety;

(iii) the performance goals applicable to any performance-based awards granted to you by the Company under any plan, arrangement or agreement (other than any short-term annual incentive plan), including the ICP, before or after the date hereof (but prior to the Change in Control) and then held by you will be deemed to have been fully satisfied and performance achievement shall be calculated as follows depending upon whether: (A) the award is segmented for purposes of measuring performance achievement (“Segmented Award”) or not segmented for purposes of measuring performance achievement (“Non-Segmented Award”), (B) a segment has been banked or not based on previously attained and approved performance achievement, and (C) the time that has elapsed between the beginning of the applicable performance period and the date of the Change in Control:

(a)	Segmented Awards:

a.	Where a segment has been banked, the associated award for such a segment will be paid out based on actual Company performance as banked; and

b.	Where a segment has not yet been banked, the associated award for such a segment shall be paid out based on target Company performance.

For purposes of this Section 2, a Segmented Award is deemed “banked” following review and approval, by the Board or its designated committee, of the performance attained or achieved for the segmented measurement period within the overall performance period of the award.

(b)	Non-Segmented Awards:

a.
Where less than one year has elapsed between the beginning of the applicable performance period and the Change in Control, such Non-Segmented Awards shall be paid out based on target Company performance; and

b.
Where one year or more has elapsed between the beginning of the applicable performance period and the Change in Control, such Non-Segmented Awards shall be paid out based on actual Company performance measured through the date of the Change in Control.

To the extent any awards become payable pursuant to this Section 2(b)(iii), all forfeiture provisions, transfer restrictions and any other restrictions applicable to any such performance-based awards shall immediately lapse in their entirety and all such awards shall be fully and immediately payable in shares of Company common stock, unless otherwise determined by the Board of Directors or its designated committee.

Notwithstanding the foregoing, upon a Change in Control, the Board or its designated committee may in its sole discretion pay cash to you in exchange for the cancellation of your outstanding equity awards.

(c) For purposes of this Agreement, an award shall meet the conditions of this Section 2(c) and qualify as a Replacement Award if:

(i) it relates to equity securities of the Company or its successor following the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control and such equity securities are publicly traded and registered under the Exchange Act;

(ii) it has a value at least equal to the value of the Replaced Award as of the date of the Change in Control as determined by the Board of Directors or its designated committee in its sole discretion;

(iii) it does not contain any performance goals and only vests based on your continued service with the Company or its successor following the Change in Control;

(iv) its forfeiture provisions, transfer restrictions and any other restrictions lapse based upon the original vesting or performance period of the Replaced Award;

(v) if the Replaced Award is a performance-based award, the number of units issued as the Replacement Award is determined as of the date of the Change in Control as follows:

(A) with respect to Replaced Awards that result from Segmented Awards, the number of units issued as the Replacement Award is based on actual Company performance as banked where a segment has been banked and is based on target Company performance where a segment has not been banked;

(B) with respect to other Replaced Awards that result from Non-Segmented Awards, the number of units issued as the Replacement Award is determined based on target Company performance where the Change in Control occurs less than one year after the start of the applicable performance period, and is based on actual Company performance measured through the date of the Change in Control where the Change in Control occurs one year or more after the start of the applicable performance period; and

(vi) its other terms and conditions are not less favorable to the participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control).

Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award provided that the preceding requirements of this Section 2(c) are satisfied. The determination of whether the requirements of this Section 2(c) are satisfied shall be made by the Board of Directors or its designated committee, as constituted immediately prior to the Change in Control, in its sole discretion.

3. TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL

If a Change in Control occurs, you shall be entitled to the benefits provided in Section 5 upon the subsequent termination of your employment during the Term of this Agreement as set forth in Section 1, unless such termination is (x) because of your death, Disability (as defined below) or Retirement (as defined below), (y) by the Company for Cause (as defined below) or (z) by you, other than for Good Reason (as defined below).

(a)    Disability shall mean that, as a result of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, you are receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

(b)    Retirement shall mean voluntary termination other than for Good Reason after your becoming eligible for "normal retirement" under the Company's pension plan in effect immediately prior to a Change in Control.

(c)    Cause shall mean termination upon:

(i) the willful and continued failure by you substantially to perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure resulting from termination by you for Good Reason) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties; or

(ii) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.

For purposes of this Section 3(c), no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board),finding that in the good faith opinion of the Board you were guilty of conduct set forth above in Sections 3(c)(i) or 3(c)(ii), and specifying the particulars thereof in detail.

(d)    Good Reason shall mean, without your express written consent, any of the following:

(i) the assignment to you of any duties with the Company (or with a successor or affiliated company) inconsistent with your status as an executive, or a substantial adverse alteration in the nature or status of your responsibilities, from those in effect immediately prior to a Change in Control;

(ii) a reduction in your annual base salary as in effect on the date hereof or as the same may be increased from time to time;

(iii) the failure by the Company to continue in effect any material compensation plan in which you participate (including but not limited to the Company's Performance Share Plan, Management Incentive Plan or Unfunded Supplemental Retirement Plan for Senior Managers (the “SERP”)), each as in effect immediately prior to a Change in Control) or any substitute plans adopted prior to the Change in Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan in connection with the Change in Control, or the failure by the Company to continue your participation therein on substantially the same basis, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed immediately prior to the Change in Control;

(iv) except for across-the-board reductions similarly affecting all executives of the Company and all executives of any person in control of the Company: (A) the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed by you under any of the Company's pension, life insurance, medical, health and accident or disability plans in which you were participating at the time of a Change in Control, (B) the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the Change in Control or (C) the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect immediately prior to the Change in Control;

(v) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement;

(vi) any purported termination of your employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(e) (and, if applicable, the requirements of Section 3(c)); for purposes of this Agreement, no such purported termination shall be an effective termination by the Company; or

(vii) the Company's requiring you to be based at a new place of work more than 50 miles from your place of work immediately prior to the Change in Control, except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations.

Your right to terminate your employment pursuant to this Section 3(d) shall not be affected by your incapacity due to physical or mental illness.

(e)    Notice of Termination. Any termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated, and shall specify a date for termination of employment ("Date of Termination") which shall not be less than 30 days or more than 60 days after the date of delivery of the Notice of Termination.

4. DEATH, DISABILITY OR ELIGIBILITY FOR NORMAL RETIREMENT

This Agreement shall not be applicable in the event of termination of your employment because of your death, Disability or Retirement.

5. COMPENSATION UPON TERMINATION

If a Change in Control occurs and your employment is subsequently terminated during the Term of this Agreement as set forth in Section 1 under the circumstances described in Section 3 that entitle you to benefits under this Agreement, then:

(a) The Company will continue to provide medical and dental insurance coverage to you and your dependents at Company expense which is comparable in benefits, deductibles, co-payments and other terms, to the coverage which you had (i) immediately prior to the Change in Control or (ii) as of the Date of Termination, whichever is better in your sole discretion, and this coverage will continue until the earlier of (A) the third anniversary of the Date of Termination and (B) such time as you become eligible to join a comparable plan sponsored by another employer, including self-employment (the “Welfare Benefits Continuation Period”). Such coverage shall be credited against the time period that you and your dependents are entitled to receive continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). During the Welfare Benefits Continuation Period, (i) the benefits provided in any one calendar year shall not affect the amount of benefits to be provided in any other calendar year, and (ii) the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Your rights pursuant to this Section 5(a) shall not be subject to liquidation or exchange for another benefit.

(b) Provided that you are eligible to participate in the Company’s Retiree Medical Plan as of the Date of Termination, after the cessation of benefits described in Section 5(a) above, the Company will provide retiree medical coverage for you and your dependents which is comparable in benefits and in participant contributions, deductibles, co-payments and other terms to the coverage provided by the Company's retiree medical plan in effect (i) immediately prior to the Change in Control or (ii) as of the Date of Termination, whichever is better in your sole discretion (with a coordination of benefits clause comparable to the clause used in connection with the relevant retiree medical plan). The Company shall continue to provide the benefits, if any, under this Section 5(b) for so long as permitted under the Company’s Retiree Medical Plan. During the time that such retiree medical benefits are provided, (i) the benefits provided in any one calendar year shall not affect the amount of benefits to be provided in any other calendar year, and (ii) the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Your rights pursuant to this Section 5(b) shall not be subject to liquidation or exchange for another benefit.

(c) Subject to your signing and non-revocation of the release required by Section 15 hereof, the Company shall pay to you the following amounts in one lump-sum payment in cash on the 30th day after the Date of Termination, unless a later payment date is required by Section 9(c) or Section 5(c)(iii):

(i) your full base salary through the Date of Termination, at the rate in effect at the time Notice of Termination is given, plus an amount in cash equal to the value of any vacation earned but not taken (based upon such rate of base salary);

(ii) to the extent not already paid, your full prior-year short-term annual incentive compensation (in the amount determined prior to the Date of Termination, or if such amount has not been determined as of the Date of Termination, an amount not less than the higher of (x) your actual short-term annual incentive compensation amount for the year before such prior-year or (y) your target short-term annual incentive compensation amount for such prior-year);

(iii) if the Date of Termination occurs during the same plan year in which the Change in Control occurs, your short-term annual incentive compensation target amount on the Date of Termination, as if the performance goals applicable to such amount have been fully satisfied (i.e., achieved at 100% of target, or, if determinable, achieved at the actual level); provided that such compensation will be prorated to reflect the number of days that have elapsed as of the Date of Termination since the beginning of such year; or if the Date of Termination occurs after the end of the plan year in which the Change in Control occurs, then your short-term annual incentive compensation that is based on the Company’s actual performance achievement of the financial metrics under the short-term annual incentive compensation plan applicable to all participants in such plan, such as absolute and relative return on investment; provided that such compensation will be prorated to reflect the number of days that have elapsed as of the Date of Termination since the beginning of such year; plus

(iv) a termination payment equal to the product of "3" times the sum of (I) your annualized base salary as of the Date of Termination and (II) your target short-term annual incentive compensation amount in effect as of your Date of Termination. The lump-sum payment under this Section 5(c)(iv) shall be deposited in a “rabbi trust” upon the execution of any merger, stock purchase, asset purchase or similar agreement that, upon the consummation of the transactions contemplated thereunder, would result in a Change in Control.

(d) The Company shall pay to you in one lump-sum payment in cash within 30 days after the Date of Termination, unless a later payment date is required by Section 9, the highest, as determined by an accounting firm selected by the Company prior to the Change in Control, of:

(i) your benefits pursuant to the SERP payable under the terms of such plan, as if there had been a Change in Control;

(ii) your benefits pursuant to the SERP as if there had not been a Change in Control and as if you were credited with 3 years of additional age and 3 years of additional service; or

(iii) your benefits pursuant to the Retirement Plan of International Paper Company in effect immediately prior to the Change in Control, as if you were credited with 3 years of additional age and 3 years of additional service, or, if your employment with the Company commenced after June 30, 2004, your benefits under the Retirement Savings Account with 3 additional years of Company contributions.

(e) All forfeiture provisions, transfer restrictions and any other restrictions applicable to any such Replacement Award shall immediately lapse in their entirety and all such awards shall be fully and immediately payable.

6. MITIGATION

You shall not be required to mitigate the amount of any payment provided for in Section 5 (by seeking other employment or otherwise), nor shall the amount of any payment provided for in Section 5 be reduced by any compensation earned by you as a result of employment by another employer after the Date of Termination.

7. MANDATORY REDUCTION OF PAYMENTS IN CERTAIN EVENTS

(a)    Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to you or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then, prior to the making of any Payment to you, a calculation shall be made comparing (i) the net benefit to you of the Payment after your liability for the Excise Tax, to (ii) the net benefit to you if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made in such a manner as to maximize the economic value of all Payments actually made to you, determined by the Accounting Firm (as defined in Section 7(b) below) as of the date of the Change in Control using the discount rate required by Section 280G(d)(4) of the Code.

(b)    The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to Section 7(a)(i) and (ii) above shall be made by an independent, nationally recognized accounting firm (the “Accounting Firm”) which shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon you and the Company. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments to which you were entitled, but did not receive pursuant to Section 7(a), could have been made without the imposition of the Excise Tax (the “Underpayment”). In such event, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to you or for your benefit, but no later than December 31 of the year in which the Underpayment is determined to exist.

(c)    In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 7 shall be of no further force or effect.

8. RELATIONSHIP TO AMOUNTS OTHERWISE PAYABLE

The compensation set forth in Section 5 shall be in lieu of any severance or termination payments which might otherwise be payable under any other severance programs or policy or practice of the Company, other than those set out as part of any of the Company's long-term incentive plans, performance share plans, stock option plans, executive continuity awards and retirement or supplemental retirement plans.

In addition to the payments under this Agreement, you shall continue to be eligible to receive all of your vested accrued benefits under employee pension and welfare benefit plans sponsored by the Company.

9. COMPLIANCE WITH SECTION 409A OF INTERNAL REVENUE CODE

(a)    General. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A of the Code.

(b)    Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable hereunder, or a different form of payment would be effected, by reason the occurrence of a Change in Control or your Disability or separation from service, such amount or benefit will not be payable or distributable to you, and/or such different form of payment will not be effected, by reason of such circumstance unless (i) the circumstances giving rise to such Change in Control, Disability or separation from service meet the description or definition of “change in control event,” “disability” or “separation from service,” as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any amount upon a Change in Control, Disability or separation from service, however defined. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “separation from service” or any later date required by subsection (c) below. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

(c)    Six-Month Delay in Certain Circumstances. Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Agreement by reason your separation from service during a period in which you are a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(i)    the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following your separation from service will be accumulated through and paid or provided on the first day of the seventh month following your separation from service (or, if you die during such period, within 30 days after your death) (in either case, the “Required Delay Period”); and

(ii)    the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder (“Final 409A Regulations”), provided, however, that, as permitted in the Final 409A Regulations, the Company’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Company, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Agreement.

(d)    Treatment of Installment Payments. Each payment of termination benefits under Section 5 of this Agreement, including, without limitation, each installment payment and each payment or reimbursement of premiums for continued insurance coverage under Section 5(a) and (b), shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

10. SUCCESSORS; BINDING AGREEMENT
(a) Successor Companies. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to you, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure by the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to terminate your employment and to receive compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you terminated your employment for Good Reason, except that the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 10 or which otherwise becomes bound by all terms and provisions of this Agreement by operation of law.

(b) Heirs; Representatives. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee, or, if there be no such designee, to your estate.

11. NOTICE

For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement; provided that all notices to the Company shall be directed to the attention of the Senior Vice President, Human Resources & Communications, of the Company with a copy to the Secretary of the Company, or to such address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

12. MISCELLANEOUS

(a) Amendments, Entire Agreement, Etc. This Agreement constitutes the entire agreement on this subject matter between the parties and supersedes any prior oral or written agreements or understandings on the subject matter covered by this Agreement, including, without limitation, the Change in Control Agreement between the Company and you dated [DATE] and shall not be amended or modified except by written agreement signed by both parties.

(b) Waiver. No significant provisions of this Agreement may be waived or discharged, unless such waiver or discharge is in writing signed by the party who is making the waiver or discharge. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. In the event that this Agreement provides benefits upon termination of your employment which duplicate benefits contained in any employment arrangement with you, such arrangement shall automatically be amended in accordance with this Agreement so that your benefits under this Agreement shall be sole and exclusive to the extent to which they are duplicative.

(c) Withholding. Amounts paid to you hereunder shall be subject to all applicable federal, state and local withholding taxes.

(d) Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York.

13. VALIDITY

The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

14. ARBITRATION

Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Memphis, Tennessee, in accordance with the rules of the American Arbitration Association then in effect. Notwithstanding the pendency of any such dispute or controversy, the Company will continue to pay you your base salary in effect when the notice giving rise to the dispute was given, and will continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved.

Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

15. RELEASE

You will be required to execute and deliver a valid and irrevocable release of employment-related claims in the form provided by the Company in order to receive any of your compensation or benefits pursuant to the terms of this Agreement. Such release must be executed and all revocation periods shall have expired within 30 days after the Date of Termination; failing which such payments or benefits shall be forfeited. If any such payment or benefit constitutes nonqualified deferred compensation, then, subject to Section 9(c) above, such payment or benefit shall be made (or in the case of installment payments, installments that would have otherwise been payable during such 30-day period shall be accumulated and paid) on the 30th day after the Date of Termination provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 30-day period.

If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,

INTERNATIONAL PAPER COMPANY

By:______________________
Paul J. Karre
SVP, Human Resources & Communications

Agreed:

________________________________________
[NAME]